Exhibit 99.1

AirMedia Responds to False Allegations

Beijing, China – April 29, 2015 – AirMedia Group Inc. (“AirMedia” or the “Company”) (Nasdaq: AMCN), a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers, as well as a first-mover in the in-flight and on-train Wi-Fi market, today released the following letter from Herman Guo, its chief executive officer to shareholders to respond to allegations raised in an article posted on seekingalpha.com on April 28, 2015. The Company believes that the allegations and accusations set forth in the article are false and inaccurate and contain numerous errors of facts, misleading speculations and malicious interpretations of events.

Letter from the CEO

Dear shareholders,

Before clarifying the facts, first, I would like to share with you my thoughts and motivation behind the transaction we announced on April 7, 2015 (the “Transaction”) to sell 5% equity interest of our PRC affiliated entity, AirMedia Group Co., Ltd. (“AM Advertising”) to Shenzhen Liantronics Co., Ltd. (“Liantronics”). As you know, we endeavor to transform into a leading in-flight and on-train Wi-Fi operator in China. We believe our Wi-Fi business will have tremendous growth and monetization potential when hundreds of millions of passengers use our Wi-Fi services when they travel. As for our current advertising business, we noted the wide valuation gap between China’s local stock exchanges and U.S. stock exchanges and would like to capitalize on the sale of our advertising business at a much more attractive valuation to companies in China. We intend to sell the remaining equity interests of our advertising business in the foreseeable future so that we can focus our resources on the exciting Wi-Fi business.

AirMedia and Liantronics are listed companies in the United States and China, respectively. The Transaction between the two companies is arms-length and serious.

The claim that Liantronics has not even conducted due diligence in connection with the Transaction is erroneous. In contrary, Liantronics engaged a major PRC accounting firm, a recognized PRC law firm, a qualified PRC assets appraisal company and a recognized PRC financial advisory firm to conduct due diligence of AM Advertising in March 2015.

In connection with the Transaction, we requested and have obtained a call option which provides that “during the period of 75 calendar days after Shengshi Lianhe receives full payment from Liantronics (the “Waiting Period”), we may elect to sell our equity interest in AM Advertising to third parties, and if we so elect, Shengshi Lianhe will repurchase such 5% equity interest from Liantronics for an amount equal to RMB150 million plus applicable fees.” Several unrelated parties have expressed interest in buying equity interests of our advertising business and we would like to preserve the ability to evaluate other potential offers and enter into transactions with the party or parties that will give us the most satisfactory terms.

In exchange for our call option, Liantronics requested and has obtained a put option to revoke the Transaction after the expiration of the Waiting Period.

Although AirMedia had consolidated net loss, our stand-alone digital frames, mega-size LED screens, traditional media in airports and unipole sign and other outdoor media out of airports, which will be the business lines left in AM Advertising after we sell the advertising business, have been profitable for years and we believe they will continue to be profitable in 2015.

I would also like to take this opportunity to give our sincere thanks to our long term shareholders for supporting us. According to the most recent list of institutional shareholders by Nasdaq.net as shown below, institutional shareholders hold 20.78 million ADSs of AirMedia and our top 10 institutional shareholders hold 31.78% of AirMedia’s total issued and outstanding shares.

Screen copy of www.nasdaq.net on April 29, 2015:

In closing, our in-flight and on-train Wi-Fi business is still at an early stage of development while we are obtaining more concession rights and strengthening our market position. We expect to install and operate Wi-Fi services on more ordinary trains and high-speed trains in 2015, and start monetizing this unique Wi-Fi business. Similar to most internet companies, our new Wi-Fi business may have a period of loss at the early stage, but we believe tremendous growth opportunities are ahead of us.

We plan to arrange meetings with investors in Hong Kong and United States in late May and early June after our first quarter earnings release. Look forward to seeing you on the road.

Herman Guo

Chief Executive Officer

About AirMedia Group Inc.

AirMedia Group Inc. (Nasdaq: AMCN) is a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers, as well as a first-mover in the in-flight and on-train Wi-Fi market. AirMedia operates the largest digital media network in China dedicated to air travel advertising. AirMedia operates digital frames in most of the 30 largest airports in China. In addition, AirMedia sells advertisements on the routes operated by seven airlines, including the four largest airlines in China. In selected major airports, AirMedia also operates traditional media platforms, such as billboards and light boxes, and other digital media, such as mega-size LED screens.

In addition, AirMedia has obtained exclusive contractual concession rights until the end of 2020 to develop and operate outdoor advertising platforms at Sinopec’s service stations located throughout China.

AirMedia, which is in the process of transforming into a leading in-flight and on-train Wi-Fi operator in China, has obtained concession rights to install and operate Wi-Fi systems on the airplanes operated by Hainan Airlines Group and on the trains operated by several main railway bureaus in China, including Beijing Railway Bureau, Shanghai Railway Bureau and Guangzhou Railway (Group) Corporation.

For more information about AirMedia, please visit http://www.airmedia.net.cn.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Among other things, the Business Outlook section and the quotations from management in this announcement, as well as AirMedia Group Inc.’s strategic and operational plans, contain forward-looking statements. AirMedia may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AirMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to: if advertisers or the viewing public do not accept, or lose interest in, AirMedia’s air travel advertising network, AirMedia may be unable to generate sufficient cash flow from its operating activities and its prospects and results of operations could be negatively affected; AirMedia derives most of its revenues from the provision of air travel advertising services, and any slowdown in the air travel advertising industry in China may materially and adversely affect its revenues and results of operations; AirMedia’s strategy of expanding its advertising network by building new air travel media platforms and expanding into traditional media in airports may not succeed, and its failure to do so could materially reduce the attractiveness of its network and harm its business, reputation and results of operations; if AirMedia does not succeed in its expansion into gas station, in-flight internet services and in-air multimedia platform or other outdoors media advertising, its future results of operations and growth prospects may be materially and adversely affected; if AirMedia’s customers reduce their advertising spending or are unable to pay AirMedia in full, in part or at all for a period of time due to an economic downturn in China and/or elsewhere or for any other reason, AirMedia’s revenues and results of operations may be materially and adversely affected; AirMedia faces risks related to health epidemics, which could materially and adversely affect air travel and result in reduced demand for its advertising services or disrupt its operations; if AirMedia is unable to retain existing concession rights contracts or obtain new concession rights contracts on commercially advantageous terms that allow it to operate its advertising platforms, AirMedia may be unable to maintain or expand its network coverage and its business and prospects may be harmed; a significant portion of AirMedia’s revenues has been derived from the six largest airports and four largest airlines in China, and if any of these airports or airlines experiences a material business disruption, AirMedia’s ability to generate revenues and its results of operations would be materially and adversely affected; AirMedia’s limited operating history makes it difficult to evaluate its future prospects and results of operations; and other risks outlined in AirMedia’s filings with the U.S. Securities and Exchange Commission. AirMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:

Raymond Huang

Senior Director of Investor Relations

AirMedia Group Inc.

Tel: +86-10-8460-8678

Email: ir@airmedia.net.cn